UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-0402

DIVISION OF
CORPORATION FINANCE

02027873

NO ACT
P.E 3-25-02
1-02256

March 28, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	3/28/2002

Paul M. Neuhauser
134 Opal
Balboa Island, CA 92662

Re: Exxon Mobil Corporation
Reconsideration request dated March 25, 2002

Dear Mr. Neuhauser:

This is in response to your letter dated March 25, 2002 concerning a shareholder proposal submitted to Exxon Mobil by RAM Trust Services. We also have received a letter dated March 27, 2002 from Exxon Mobil in connection with this matter. On March 20, 2002, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Exxon Mobil excluded the shareholder proposal from its proxy materials in reliance on rule 14a-8(i)(8). You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
MAY 07 2002
THOMSON
FINANCIAL

Enclosures

cc: James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

634088

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242

Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 25, 2002

Alan L. Beller
Director, Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Dear Mr. Beller:

I am writing to you on behalf of Ram Trust Services, Inc., which has submitted a shareholder proposal to ExxonMobil Corporation ("Exxon" or the "Company") for consideration at its 2002 meeting of shareholders. Ram Trust Services, Inc. submitted the shareholder proposal on December 17, 2001 and on January 24, 2002, the Company submitted a request to the Securities & Exchange Commission for a no-action letter on the ground, *inter alia*, that it was excludable under Rule 14a-8(i)(8).

On March 17, 2002, in opposition to the Company's no-action request, I submitted to the Staff a letter setting forth the reasons why the Company's no-action letter request should be denied. On March 20, 2002, the staff granted Exxon a no-action letter on 14a-8(i)(8) grounds.

We hereby request reconsideration of the Staff's grant of the no-action letter.

First of all, we reiterate all of the arguments set forth in my prior letter of March 17, 2002.

Secondly, we believe that the Staff decision is contrary to the policies which underlie Rule 14a-8(i)(8) and, furthermore, reaches a result that is wholly lacking in logic.

Preliminarily, it is well to examine the history of (i)(8).

1) The Commission's most recent description of (i)(8) was contained in Release 34-39093 (September 26, 1997) where it stated:

> The proposed revisions to current paragraph (c)(8) are designed to reflect the current interpretation that the rule applies only to proposals on elections of individuals for membership to, and removal from, the board of directors.

2) The predecessor of (i)(8) was first placed among the substantive exclusions in the Rule in 1976. See Release 34-12999 (November 22, 1976). The proposing release, Release 34-12598 (July 7, 1976), had explained the reason for the new substantive exclusion as follows:

> the principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto.

The final release changed the wording of the new substantive rule in order to preclude the possibility that it could be used against corporate governance proposals:

> the proposed version led many commentators to the erroneous belief that the Commission intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer.

3) Although not in the substantive exclusion part of the Rule, the Rule, prior to 1976, and, indeed, ever since it was first adopted, had contained the phrase stating that the Rule did "not apply, however, to elections to office". No explanation of that provision was made at the time that the Rule was first adopted. See Release 34-3998 (October 10, 1947) (proposing); Release 34-4037 (December 17, 1947) (adopting).

What can be concluded from the history of the Rule? First, that it was intended to prevent an end run around the regulation of proxy fights by nominating someone for director via the shareholder proposal rule. This is made most clear by the reference to the former Rule 14a-11 in the 1976 revision. Rule 14a-11 required the filing of a supplementary proxy statement providing additional information, but was applicable only in proxy contests. Second, that it was not intended to apply to corporate governance matters, as is also made clear by the 1976 revision. And, third, that the Commission did not intend to alter the meaning of the provisions via subsequent amendments to the Rule.

We submit that the purpose of (i)(8) does not extend to the shareholder proposal submitted, and that (i)(8) should not be extended beyond its purpose.

The shareholder proposal calls upon THE BOARD of Exxon to take certain actions that have become a core part of corporate governance reform for many institutional shareholders. The proposal is not acting as a substitute for a proxy contest. It does not advocate the voting BY SHAREHOLDERS for any candidate or the withholding of votes for any candidate. It does not advocate the withholding of shareholder votes for Mr. Raymond. Indeed, it contemplates that he will be reelected to the Board (the Exxon by-laws require that the CEO be a Board member). On the contrary, the shareholder proposal requests the Board to revamp its structure so as to provide greater accountability by insuring that the CEO does not preside over board meetings at which management policies or performance are reviewed. The proposal therefore is totally unrelated to any policies related to former Rule 14a-11 or to proxy contests.

No rule should be extended beyond the policies that underlie that rule. We submit that the Staff has done so in the present instance.

Furthermore, there is a fundamental flaw in the Staff's reasoning. The Staff's no-action letter of March 20 states that "the proposal. . . appears to question the business judgment of ExxonMobil's chairman" who is standing for re-election. The trouble is that *every* shareholder proposal questions the business judgment of management, and more especially of the CEO. If the shareholder agreed with the business judgments that have been made, it would not be submitting the shareholder proposal. Should every proposal be excluded whenever the CEO is standing for re-election?

Even if a more limited view of the no-action letter were taken, to the effect that proposals will be excluded only if the CEO is quoted or mentioned by name, the resultant policy would make no sense. Instead of quoting the CEO's explication of the registrant's policy must one attribute the quote to an unnamed "high corporate official"? Or is one prohibited from quoting the CEO at all? What is the policy that justifies the exclusion of policy statements attributed to the registrant's highest officer? If three officers are on the Board, can none of them be quoted? On the other hand, it would appear that one could readily quote the CEO if the Company has a staggered Board and the CEO is not running for re-election this year (but will be next year). Conversely, a shareholder proposal quoting the CEO that is acceptable in year one because the CEO is not running will be excluded the following year when he is not running? All this despite the fact that the issue is not the CEO but rather the registrant's policies (in the instant case, its board structure and its policies on global warming). We submit that these results are so bizarre that they show that the Staff's announced policy is without reason or justification.

We therefore request that the Staff reconsider the grant of the March 20 no-action letter to Exxon and deny Exxon's no-action letter request of January 24, 2002.

In the event that upon reconsideration of the earlier Staff decision the Staff adheres to that earlier decision, please request the Commission to review the Staff determination.

We would appreciate your telephoning the undersigned at (thru March 31) 949-673-5223 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru March 31 at 949-854-1620. After April 2, telephone and fax will be 941-349-61264. Please also note that the undersigned may be reached by mail or express delivery at the letterhead California address thru March 31 (thereafter inquire for updated contact information via the email address).

Sincerely yours,

Paul M. Neuhauser

cc: Lisa Bork
Kier Gumbs
Martin Dunn
Jonathan Ingram
John P. M. Higgins
Robert A. G. Monks

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 27, 2002

VIA FACSIMILE
Alan L. Beller
Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal Submitted to Exxon Mobil Corporation by RAM Trust Services, Inc.

Dear Mr. Beller:

By letter dated January 24, 2002, ExxonMobil requested no-action relief on various grounds regarding omission of a shareholder proposal submitted by RAM Trust Services, Inc. from ExxonMobil's proxy material.

By letter dated March 20, 2002, the staff agreed with our view that the proposal could be omitted under rule 14a-8(i)(8), noting that "the proposal, together with the supporting statement, appears to question the business judgment of ExxonMobil's chairman, who will stand for reelection at the upcoming annual meeting of shareholders."

Yesterday, we received a letter dated March 25, 2002, from Paul M. Neuhauser, counsel for the proponent, requesting reconsideration of the staff's no-action position.

For all the reasons given in our original request, we believe the staff's March 20, 2002 response is correct and should not be reversed. The staff response is also consistent with the long line of similar prior no-action letters cited in our original letter.

One of the prior letters cited in our original letter was AT&T Corp. (available February 13, 2001), in which the staff granted similar relief last proxy season in a substantially identical case. AT&T was also the subject of a request for reconsideration. See AT&T Corp. (available March 29, 2001). The extensive arguments for reconsideration made by the proponent's counsel in AT&T included the same basic arguments that Mr. Neuhauser makes in his recent letter.

In the response to the request for reconsideration in AT&T, the staff advised that "after reviewing the information contained in your letter, we find no basis to reconsider our position."

Consistent with the recent denial of reconsideration in AT&T, and with the other letters and arguments cited in our original letter, Mr. Neuhauser's request for reconsideration of the staff's March 20, 2002 letter to ExxonMobil should also be denied.

We also note that the request for reconsideration comes very close to our print deadline. ExxonMobil has over 2,000,000 shareholders. The lead time for printing and sorting our proxy statement is over two weeks. As we have previously advised the staff, the practical result is that our proxy statement must be finalized on Thursday, March 28, 2002. We therefore submit that the request for reconsideration will also very shortly be moot.

Please feel free to contact me directly at 972-444-1478 if you have any questions or would like to discuss this matter further. We very much appreciate the staff's efforts to meet our print deadline.

Sincerely,

James Earl Parsons

JEP:clh

c: Proponent and Proponent's Representatives:
RAM Trust Services
Robert A. G. Monks
Paul M. Neuhauser (by fax)

SEC (by fax):
Keir D. Gumbs
Jonathan A. Ingram